UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Rotech Healthcare Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

778669101

(CUSIP Number)

March 18, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wynnefield Partners Small Cap Value, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,136,631
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,136,631
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,631
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wynnefield Partners Small Cap Value, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,786,596
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,786,596
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,786,596
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wynnefield Small Cap Value Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 861,544
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 861,544
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,544
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plans, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 25,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) EP

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wynnefield Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,923,227
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,923,227
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,923,227
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wynnefield Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 861,544
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 861,544
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,544
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 25,000
	6	SHARED VOTING POWER 3,784,771
	7	SOLE DISPOSITIVE POWER 25,000
	8	SHARED DISPOSITIVE POWER 3,784,771

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,771
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,784,771
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,784,771

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,784,771
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 3 to Schedule 13G (this “Amendment No. 3“) is being filed with respect to the shares of common stock, $0.0001 par value (“Common Stock“) of Rotech Healthcare Inc., a Delaware corporation (the “Company”), to amend the Schedule 13G filed on June 17, 2011, as amended by Amendment No. 1 filed on February 14, 2012 and Amendment No. 2 filed on February 14, 2013 (collectively, the “Schedule 13G”). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4.	Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

The percentages used herein and in the rest of this Amendment No. 3 are calculated based upon a total of 26,013,976 shares of Common Stock, which number is based on 26,013,976 shares of Common Stock issued and outstanding as of November 9, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2012.

The beneficial ownership of the Reporting Persons is set forth below. This filing and any future amendments hereto shall not be considered an admission that any Reporting Person is a beneficial owner of shares beneficially owned by any other Reporting Person named herein.

A.	Wynnefield Partners Small Cap Value, L.P.

(a) Amount beneficially owned: 1,136,631

(b) Percent of class: 4.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 1,136,631

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 1,136,631

(iv) Shared power to dispose or direct the disposition: 0

B.	Wynnefield Partners Small Cap Value, L.P. I

(a) Amount beneficially owned: 1,786,596

(b) Percent of class: 6.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 1,786,596

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 1,786,596

(iv) Shared power to dispose or direct the disposition: 0

C.	Wynnefield Small Cap Value Offshore Fund, Ltd.

(a) Amount beneficially owned: 861,544

(b) Percent of class: 3.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 861,544

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 861,544

(iv) Shared power to dispose or direct the disposition: 0

D.	Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plans, Inc.

(a) Amount beneficially owned: 25,000

(b) Percent of class: 0.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 25,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 25,000

(iv) Shared power to dispose or direct the disposition: 0

E.	Wynnefield Capital Management, LLC

(a) Amount beneficially owned: 2,923,227

(b) Percent of class: 11.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,923,227

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 2,923,227

(iv) Shared power to dispose or direct the disposition: 0

F.	Wynnefield Capital, Inc.

(a) Amount beneficially owned: 861,544

(b) Percent of class: 3.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 861,544

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 861,544

(iv) Shared power to dispose or direct the disposition: 0

G.	Nelson Obus

(a) Amount beneficially owned: 3,809,771

(b) Percent of class: 14.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 25,000

(ii) Shared power to vote or direct the vote: 3,784,771

(iii) Sole power to dispose or direct the disposition: 25,000

(iv) Shared power to dispose or direct the disposition: 3,784,771

H.	Joshua Landes

(a) Amount beneficially owned: 3,784,771

(b) Percent of class: 14.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 3,784,771

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 3,784,771

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2013

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING & MONEY PURCHASE PLANS, INC.

By: /s/ Nelson Obus

Nelson Obus, Portfolio Manager

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually